                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 2 )*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 2 )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 2 )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                RYLAND GROUP INC.
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 PER SHARE
                         (Title of Class of Securities)

                                    783764103
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                JANUARY 22, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 783764103                               Page _____ of ______ Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Tweedy, Browne Company L.P. ("TBC")

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOPSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER TBC has sole voting power with
                         respect to 1,155,140 shares held in certain TBC
     NUMBER OF           Account (as hereinafter defined). Additionally,
                         certain of the general partners of TBC may be deemed
      SHARES             to have sole power to vote certain shares as more
                         fully set forth herein.
   BENEFICIALLY  ---------------------------------------------------------------
                    8.   SHARED VOTING POWER
     OWNED BY
                           0 shares
       EACH      ---------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    REPORTING              0 shares, except that certain of the general partners
                           of TBC may be deemed to have sole power to dispose of
     PERSON                certain shares as more fully set forth herein.
                 ---------------------------------------------------------------
      WITH         10.   SHARED DISPOSITIVE POWER
                           1,244,020 shares held in accounts of TBC
                           (as hereinafter defined)

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,244,020 shares

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

          8.09%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          BD, IA & PN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP NO. 783764103                               Page _____ of ______ Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          TBK Partners, L.P. ("TBK")

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

             WC and BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOPSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER 20,100 shares, except that the
                         general partners in TBK, solely by reason of
     NUMBER OF           their positions as such, may be deemed to have shared
                         power to vote these shares
      SHARES
                 ---------------------------------------------------------------
   BENEFICIALLY    8.   SHARED VOTING POWER

     OWNED BY             0 shares
                 ---------------------------------------------------------------
       EACH        9.   SOLE DISPOSITIVE POWER
                          20,100 shares, except that the general partners
    REPORTING             in Vanderbilt, solely by reason of their positions
                          as such, may be deemed to have shared power to
     PERSON               vote these shares.
                 ---------------------------------------------------------------
      WITH         10.   SHARED DISPOSITIVE POWER
                           0 shares

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,100 shares

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.13%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP NO. 783764103                               Page _____ of ______ Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Vanderbilt Partners, L.P ("Vanderbilt")

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

             WC and BK
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOPSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER 30,100 shares, except that the
                         general partners in Vanderbilt, solely by reason of
     NUMBER OF           their positions as such, may be deemed to have shared
                         power to vote these shares
      SHARES
                 ---------------------------------------------------------------
   BENEFICIALLY    8.   SHARED VOTING POWER

     OWNED BY             0 shares
                 ---------------------------------------------------------------
       EACH        9.   SOLE DISPOSITIVE POWER
                          30,100 shares, except that the general partners
    REPORTING             in Vanderbilt, solely by reason of their positions
                          as such, may be deemed to have shared power to
     PERSON               vote these shares.
                 ---------------------------------------------------------------
      WITH         10.   SHARED DISPOSITIVE POWER
                           0 shares

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          30,100 shares

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.20%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

PRELIMINARY NOTE

     The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated June 25, 1996 (the "Statement"). The filing of this Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended
(the "Act").

     This Amendment No. 2 relates to the Common Stock, $1.00 par value (the "Common Stock"), of Ryland Group Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of Maryland, with its principal executive offices located at 11000 Broken Land Parkway, Columbia, MD 21044.

     This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 1,244,020 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $18,655,200.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 20,100 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $327,980.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

     As of the date hereof, Vanderbilt beneficially owns directly 30,100 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $437,521.

     It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

     Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,244,020 shares of Common Stock, which constitutes approximately 8.09% of the 15,386,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     Also included in the TBC Shares are 335 shares of Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBC, TBK and Vanderbilt.

     As of the date hereof, TBK beneficially owns directly 20,100 shares of Common Stock, which constitutes approximately 0.13% of the 15,386,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     As of the date hereof, Vanderbilt beneficially owns directly 30,100 shares of Common Stock, which constitutes approximately 0.20% of the 15,386,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,294,220 shares, which constitutes approximately 8.41% of the 15,386,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 1,294,220 shares, which constitutes approximately 8.41% of the 15,386,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 20,100 shares of Common Stock which constitutes approximately 0.13% of the 15,386,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,115,140 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 1,115,140 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

     (c) During the sixty day period ended as of the date hereof, TBK and Vanderbilt did not effect any transactions in Common Stock. During the sixty day period ended as of the date hereof, TBC purchased and sold shares of Common
Stock in open market transactions as follows:


                        NO OF SHARES                        PRICE
TBC ACCOUNTS            PURCHASED               SOLD        PER SHARE

12/03/96                                        5,460       $  13 7/8
12/09/96                                          925       $  13 7/8
12/18/96                 5,600                              $  14 1/8
12/19/96                 5,600                              $  14 1/8
12/20/96                   100                              $  13 3/4
12/26/96                                          780       $  13 3/4
01/06/97                   910                              $  13 7/8
01/15/97                                          155       $  13 3/4
01/17/97                                           25       $  13 5/8
01/22/97                33,000                              $13.06818


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.


     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) Not applicable.




                                    SIGNATURE


     Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.



                                          TWEEDY, BROWNE COMPANY L.P.


                                          By
                                             ---------------------------------
                                             Christopher H. Browne
                                             General Partner



                                          TBK PARTNERS, L.P.


                                          By
                                             ---------------------------------
                                             Christopher H. Browne
                                             General Partner



                                          VANDERBILT PARTNERS, L.P.


                                          By
                                             ---------------------------------
                                             Christopher H. Browne
                                             General Partner





Dated: January 31, 1997